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                       LONDON STOCK EXCHANGE ANNOUNCEMENT



Editorial Contacts:
Colleen Duffy Brickley
MERANT
(301) 838 5229
colleen.brickley@merant.com

Investor Relations Contacts:
Larry De'Ath                                   Giles Sanderson/Edward Bridges
 MERANT                                         Financial Dynamics
(301) 838 5228                                 44 (0) 207 831 3113
larry.death@merant.com                         edward.bridges@fd.com


             MERANT ENTERS INTO AGREEMENT TO ACQUIRE ENTERPRISELINK EnterpriseLink Broadens MERANT's Solution to Extend Existing Applications for E-Business

www.merant.com - Nov. 8, 1999 - MERANT (Nasdaq National Market (NNM): MRNT ; London Stock Exchange (LSE): MRN), today announced that it has entered into a definitive agreement to acquire privately-held EnterpriseLink Technology Corporation, an innovative supplier of enterprise extension software. The acquisition enhances MERANT's ability, through the MERANT Egility(TM) framework, to integrate and extend existing applications to quickly e-enable the enterprise. In connection with the planned acquisition, MERANT will pay to the EnterpriseLink shareholders cash consideration of up to approximately $22 million, subject to the terms of the agreement, and will be assuming EnterpriseLink's stock option plan.

With this acquisition, MERANT will broaden its capability to help companies leverage their existing assets by safely extending their critical business processes and data to the Web. EnterpriseLink delivers innovative products that provide reliable, scalable and secure server-based access to enterprise applications and data via the Web. With its non-invasive approach to Web enablement, EnterpriseLink helps to accelerate e-business initiatives while assisting a company's extension of existing applications.

"Worldwide, our customers are realizing that rebuilding their enterprise applications from scratch to move to e-business is not a viable option. Our customers often have hundreds of millions of dollars invested in their enterprise infrastructure. Add to that the mounting competitive pressure to deliver e-business quickly and it's no wonder that companies look to deploy e-business solutions that leverage their existing technology investments," said Gary Greenfield, MERANT president and chief executive officer. "No one understands this imperative and how to leverage enterprise applications better than MERANT. Adding EnterpriseLink capabilities to our existing MERANT Egility solutions further enhances our ability to help our customers move to the e-world safely and with speed."

MERANT's unique combination of premier technologies, enterprise application development expertise and e-business experience offers companies a powerful resource to help transform existing businesses to e-business. EnterpriseLink offers a combination of development tools and server technology that enables an enterprise to rapidly harness the power of the Internet by extending and presenting existing applications to the end-user in a Web interface, while leaving the application code unchanged on its original platform.

According to Jeffrey Dunn, president and chief executive officer of EnterpriseLink, "MERANT and EnterpriseLink have the same strategic goal - to rapidly e-enable the enterprise. By joining MERANT, we can extend our vision and bring our product to a much broader, worldwide customer base. The MERANT sales and marketing machine coupled with its complementary technologies and consulting services make this combination ideal."

EnterpriseLink's suite of products will be an integral part of MERANT Egility solutions to transform and integrate existing enterprises for e-business. MERANT Egility is the framework for rapidly enabling existing businesses to compete in e-business. MERANT delivers Egility solutions for creating e-business strategy, building e-commerce sites, extending enterprise applications, accessing and integrating data and applications, managing web content, developing web applications, and more.

If the transaction were closed today, it would result in the assumption of EnterpriseLink stock options to acquire up to approximately 700,000 MERANT ordinary shares at exercise prices between approximately GBP 0.22 and GBP 2.62 per ordinary share. Application will be made to the London Stock Exchange (LSE) for any ordinary shares to be issued on exercise of stock options to be admitted to the LSE Official List, subject to allotment. It is expected that the transaction, which will be accounted for as a purchase for U.S. accounting purposes, will be completed within the next few weeks, subject to the satisfaction of certain closing conditions.

About EnterpriseLink Technology Corporation

EnterpriseLink Technology Corporation makes it possible for major corporations to rapidly create e-business solutions using an object-oriented development approach to save time and money. The company is an innovative premier provider of Internet and extranet solutions that connect existing enterprise resources, including ERP, CRM, and SFA applications, over the Web for a broad array of e-business purposes. Tens of thousands of users connect to enterprise applications every day using SmartTran servers. EnterpriseLink is headquartered in Campbell, California. The company's products are sold directly by EnterpriseLink and through resellers. Additional information is available at www.enterpriselink.com.

About MERANT

Founded in 1976, MERANT is a leader in Enterprise Application Development, providing the products, people and processes to accelerate the customer's business through the application of innovative information technology. The MERANT Egility framework empowers organizations to transform their enterprise applications for the changing technology and business requirements of the e-business environment, manage the application development process, and provide integrated data connectivity across the enterprise, from the mainframe to the Internet. A global organization with nearly $400 million in annual revenues and more than 2,000 employees, MERANT has 500 technology partners and more than 5 million licenses at over 35,000 customer sites - including the entire Fortune 100 and the majority of the Global 500. For additional information on MERANT and its solutions, visit the MERANT Web site at www.merant.com.

The following statement is made in accordance with the U.S. Private Securities Litigation Act of 1995: This press release contains forward-looking statements concerning future matters, including the features and functions of, and markets for, products and services offered by MERANT, MERANT's business plans and strategies, and the management and integration of businesses to be acquired. In addition, the transactions described in this release are contingent on the satisfaction of certain closing conditions and the approval of the EnterpriseLink shareholders, and there can be no assurance that such transactions will be completed. Actual results might differ materially from the results discussed in the forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including the risk factors discussed in MERANT's Annual Report on Form 20-F for the year ended April 30, 1999, as filed or submitted with the SEC and as it may be updated and amended with future filings. MERANT assumes no obligation to update the forward-looking statements and information contained in this release.

MERANT is a trademark of MERANT. EnterpriseLink is a registered trademark, and SmartTran is a trademark, of EnterpriseLink Technology Corporation. All other trademarks as they appear in this release are the property of their respective owners.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     MERANT plc
                                     (Registrant)


Date:  November 8, 1999          By: /s/ Kenneth A. Sexton
                                     ---------------------------------------
                                     Kenneth A. Sexton
                                     Chief Financial Officer